UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934

Vision Acquisition V, Inc.
[

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Andreas Pörner
Hamburgerstrasse 9
1050 Vienna
Austria

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 29, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andreas Pörner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Austria

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 5,000,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50%(1)

14.	Type of Reporting Person (See Instructions) IN

(1) The Reporting Person beneficially owns 5,000,000 shares of Common Stock (as defined below), which represents 50% of the currently issued and outstanding shares of Common Stock. However, the Reporting Person expects that, in the event he exercises his right to purchase the 5,000,000 shares of Common Stock, the Issuer will redeem all 5,000,000 shares of Common Stock currently owned by Vision Opportunity Master Fund, Ltd., the Issuer’s sole stockholder (“VOMF”), resulting in the Reporting Person beneficially owning 100% of the issued and outstanding shares of Common Stock.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Vision Acquisition V, Inc., a Delaware corporation, whose principal executive offices are located at c/o Vision Capital Advisors, LLC, 20 West 55th Street, 5th Floor, New York, NY 10019 (the “Issuer”).

Item 2.  Identity and Background

(a) The name of the reporting person is Andreas Pörner (the “Reporting Person”).

(b) The business address of the Reporting Person is Pörner Ingenieurgesellschaft mbH, Hamburgerstraße 9, A-1050 Vienna, Austria.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Chief Executive Officer of Pörner Ingenieurgesellschaft mbH, an engineering company, located at Hamburgerstraße 9, A-1050 Vienna, Austria.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Austria.

Item 3. Source and Amount of Funds or Other Consideration

On May 29, 2008, pursuant to that certain purchase agreement by and between the Issuer and the Reporting Person, the Reporting Person acquired the right to purchase, at any time until October 26, 2008, 5,000,000 shares of Common Stock from the Issuer for an aggregate purchase price of $100,000 (the “Purchase Price”). On May 29, 2008, the Reporting Person paid $5,000 as a non-refundable deposit, where such amount shall be applied towards the Purchase Price if the Reporting Person elects to purchase the shares of Common Stock.

The source of funds used to acquire the right to purchase the securities reported herein was personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person has acquired the right to purchase the shares of Common Stock for the purpose of acquiring control of the Issuer. Although the Reporting Person does not currently have any specific plans, the Reporting Person may acquire the Issuer for the purpose of acquiring an operating company through a merger or similar business combination transaction (a “Business Combination Transaction”) or he may assign his rights to acquire such shares of Common Stock to another person for the purpose of consummating a Business Combination Transaction. In the event that the Reporting Person or any assignee of the Reporting Person acquires the shares of Common Stock and regardless of whether or not a Business Combination is consummated, upon such acquisition it is contemplated that there will be a change in the majority of the persons serving on the Issuer’s board of directors.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns an aggregate of 5,000,000 shares of Common Stock, representing 50% of the outstanding shares of Common Stock (based on the number of outstanding shares, reported in the Issuer’s Form 10-QSB, filed on April 15, 2008)(2).

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 5,000,000 shares of Common Stock beneficially owned by the Reporting Person.

(c) The right to purchase the 5,000,000 shares of Common Stock reported herein was acquired by the Reporting Person from the Issuer effective May 29, 2008.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 5,000,000 shares of Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

The Purchase Agreement by and between the Company and Mr. Andreas Pörner, dated May 29, 2008, has been filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 000-53054 ) filed with the Securities and Exchange Commission on June 3, 2008 and is incorporated herein by reference.

(2) The Reporting Person beneficially owns 5,000,000 shares of Common Stock, which represents 50% of the currently issued and outstanding shares of Common Stock. However, the Reporting Person expects that, in the event he exercises his right to purchase the 5,000,000 shares of Common Stock, the Issuer will redeem all 5,000,000 shares of Common Stock currently owned by VOMF, resulting in the Reporting Person beneficially owning 100% of the issued and outstanding shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2008	/s/ Andreas Pörner
Andreas Pörner